SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 22, 2014

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

E.P. Coutinho

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

- “Philips Q1 2014 Quarterly Report”, dated April 22, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 22nd day of April 2014.

KONINKLIJKE PHILIPS N.V.

/s/ E.P. Coutinho
(General Secretary)

Q1 2014 Quarterly report

Philips reports Q1 sales of EUR 5 billion and operational results of EUR 368 million

•	Group comparable sales growth flat, with sales in growth geographies up 5%

•	Healthcare comparable equipment order intake up 1%

•	Currency negatively impacted sales by 5% and EBITA by 1.8 percentage points of sales

•	EBITA of EUR 314 million, compared to EUR 402 million in Q1 2013

•	EBITA excluding restructuring and acquisition-related charges amounted to EUR 368 million, or 7.3% of sales, compared to 8.0% in Q1 2013

•	Net income of EUR 137 million, compared to EUR 162 million in Q1 2013

•	Free cash outflow of EUR 72 million, excluding a EUR 273 million pension contribution related to the de-risking of the Dutch pension plan

•	Inventories improved by 0.6 percentage points to 14.9% of sales

•	Company reiterates commitment to 2016 financial targets

Frans van Houten, CEO:

“Our first-quarter financial results reflect a challenging start to the year. Significant currency impact, market headwinds in, among others, China and Russia, and the business impact of the voluntary suspension at our healthcare production facility in Cleveland resulted in flat comparable sales growth and a decline in EBITA as a percentage of sales of 130 basis points. We recorded a lower level of profitability at Healthcare, whereas Lighting and Consumer Lifestyle continued to deliver a year-on-year operational margin improvement.

At Lighting, LED-based sales grew by 37%, and we are encouraged by the positive reception given by our customers to our broad range of new connected lighting solutions demonstrated at the Light + Building trade fair in Germany. Consumer Lifestyle grew 7%, with a particularly strong performance at Floor Care and Air Purifiers. At Healthcare, we see encouraging developments in our order book and increasing opportunities for multi-year deals.

Our multi-year transformation program Accelerate! continues to show strong traction, driven by a solid innovation pipeline, investments in future growth and a company-wide focus on improved operational and financial performance. We are also taking comprehensive measures to raise the efficacy of our quality management system to Philips Excellence standards in close collaboration with industry experts. Our overhead cost reduction program and our Design for Excellence program are on track, thus helping to partly offset the negative currency impact.

Looking ahead, 2014 will be a challenging year, but we remain very confident of achieving our 2016 mid-term financial targets.”

Q1 financials overview:

Healthcare comparable sales showed a 2% decline year-on-year. Home Healthcare Solutions posted mid-single-digit growth, while Customer Services and Patient Care & Clinical Informatics achieved low-single-digit growth. Imaging Systems recorded a double-digit decline. In growth geographies, comparable sales showed a mid-single-digit decline. Currency-comparable equipment order intake increased by 1% year-on-year, with Patient Care & Clinical Informatics recording double-digit growth, while Imaging Systems posted a mid-single-digit decline. EBITA margin excluding restructuring and acquisition-related charges declined to 8.8%, a decrease of 1.7 percentage points year-on-year.

Consumer Lifestyle comparable sales increased by 7%, with high-single-digit growth at Domestic Appliances and mid-single-digit growth at Health & Wellness and Personal Care. In growth geographies, comparable sales showed a double-digit increase, while mature geographies achieved low-single-digit growth. EBITA margin excluding restructuring and acquisition-related charges increased to 10.6%, a year-on-year improvement of 0.7 percentage points.

Lighting comparable sales were flat year-on-year. Lumileds and Automotive achieved double-digit growth, while Light Sources & Electronics and Professional Lighting Solutions posted a low-single-digit decline and Consumer Luminaires recorded a high-single-digit decline. LED-based sales grew by 37% compared to Q1 2013 and now represent 33% of total Lighting sales. In growth geographies, comparable sales (excluding OEM Lumileds) showed a low-single-digit increase. EBITA margin excluding restructuring and acquisition-related charges was 9.0%, a year-on-year improvement of 0.6 percentage points.

As of the end of March, Philips had completed 14% of the EUR 1.5 billion share buy-back program.

Please refer to page 19 of this press release for more information about forward-looking statements, third-party market share data, use of non-GAAP information and use of fair-value measurements.

Philips Group

Net income

in millions of euros unless otherwise stated

	Q1	Q1
	2013	2014

Sales	5,258	5,020
EBITA	402	314
as a % of sales	7.6	6.3
EBIT	305	226
as a % of sales	5.8	4.5
Financial income (expenses)	(83)	(69)
Income taxes	(69)	(39)
Results investments in associates	1	21
Net income from continuing operations	154	139
Discontinued operations	8	(2)
Net income	162	137

Net income attributable to shareholders per common share (in euros) - diluted	0.17	0.15

Net income

•	Net income amounted to EUR 137 million, compared to EUR 162 million in Q1 2013. The year-on-year decrease reflects lower operational results and higher restructuring charges in 2014.

•	EBITA amounted to EUR 314 million, or 6.3% of sales, compared to EUR 402 million, or 7.6% of sales, in Q1 2013. Restructuring and acquisition-related charges amounted to EUR 54 million in Q1 2014, compared with EUR 19 million in Q1 2013. Unfavorable currency effects had an impact on Q1 2014 EBITA of 1.8 percentage points of sales.

•	EBITA, excluding restructuring and acquisition-related charges, was EUR 368 million, or 7.3% of sales, compared to EUR 421 million, or 8.0% of sales, in Q1 2013. Improved earnings at Consumer Lifestyle and Lighting were offset by lower results at Healthcare and IG&S.

•	Tax charges were EUR 30 million lower than in Q1 2013, mainly due to lower taxable earnings.

•	Results from investments in associates amounted to EUR 21 million, mainly attributable to one-off gains.

•	Income from discontinued operations decreased by EUR 10 million, mainly impacted by lower sales at WOOX Innovations and the remeasurement of environmental provisions following changes in discount rates.

Q1 2014 Quarterly report    3

Sales by sector

in millions of euros unless otherwise stated

	Q1	Q1		% change
	2013	2014	nominal	comparable

Healthcare	2,127	1,966	(8)	(2)
Consumer Lifestyle	1,003	1,016	1	7
Lighting	1,975	1,892	(4)	0
Innovation, Group & Services	153	146	(5)	(10)

Philips Group	5,258	5,020	(5)	0

Sales per geographic cluster

in millions of euros unless otherwise stated

	Q1	Q1		% change
	2013	2014	nominal	comparable

Western Europe	1,341	1,328	(1)	(1)
North America	1,650	1,530	(7)	(3)
Other mature geographies	493	450	(9)	3

Total mature geographies	3,484	3,308	(5)	(2)
Growth geographies	1,774	1,712	(3)	5

Philips Group	5,258	5,020	(5)	0

Sales per sector

•	Group sales amounted to EUR 5,020 million, remaining flat year-on-year on a comparable basis. Group nominal sales declined by 5%, due to negative currency effects.

•	Healthcare comparable sales showed a 2% decline year-on-year. Home Healthcare Solutions posted mid-single-digit growth, while Customer Services and Patient Care & Clinical Informatics achieved low-single-digit growth. Imaging Systems recorded a double-digit decline.

•	Consumer Lifestyle comparable sales increased by 7%. High-single-digit comparable sales growth was seen at Domestic Appliances, while Health & Wellness and Personal Care recorded mid-single-digit growth.

•	Lighting comparable sales were flat year-on-year. Lumileds and Automotive achieved double-digit growth, while Light Sources & Electronics and Professional Lighting Solutions posted a low-single-digit decline. Consumer Luminaires recorded a high-single-digit decline.

Sales per geographic cluster

•	Growth geographies delivered 5% comparable sales growth year-on-year, driven by higher sales at Consumer Lifestyle and Lighting.

•	Comparable sales in mature geographies decreased by 2% compared to Q1 2013, mainly due to Healthcare and Lighting in North America.

4    Q1 2014 Quarterly report

EBITA

in millions of euros

	Q1	Q1
	2013	2014

Healthcare	222	152
Consumer Lifestyle	98	108
Lighting	147	138
Innovation, Group & Services	(65)	(84)

Philips Group	402	314

EBITA

as a % of sales

	Q1	Q1
	2013	2014

Healthcare	10.4	7.7
Consumer Lifestyle	9.8	10.6
Lighting	7.4	7.3
Innovation, Group & Services	(42.5)	(57.5)

Philips Group	7.6	6.3

Restructuring and acquisition-related charges

in millions of euros

	Q1	Q1
	2013	2014

Healthcare	(2)	(21)
Consumer Lifestyle	(1)	—
Lighting	(19)	(33)
Innovation, Group & Services	3	—

Philips Group	(19)	(54)

EBIT

in millions of euros unless otherwise stated

	Q1	Q1
	2013	2014

Healthcare	176	109
Consumer Lifestyle	84	96
Lighting	110	108
Innovation, Group & Services	(65)	(87)

Philips Group	305	226
as a % of sales	5.8	4.5

Earnings per sector

•	Healthcare EBITA decreased by EUR 70 million year-on-year. Excluding restructuring and acquisition-related charges, EBITA declined by EUR 51 million, mainly due to lower sales volume, reduced gross margins and the production suspension in our Cleveland facility.

•	Consumer Lifestyle EBITA increased by EUR 10 million year-on-year. Excluding restructuring and acquisition-related charges, EBITA improved by EUR 9 million. The higher EBITA was largely attributable to improved gross margins.

•	Lighting EBITA decreased by EUR 9 million year-on-year. Excluding restructuring and acquisition-related charges, EBITA improved by EUR 5 million, driven by higher gross margins and lower overhead costs.

•	Innovation, Group & Services EBITA decreased by EUR 19 million year-on-year. Excluding restructuring and acquisition-related charges, EBITA declined by EUR 16 million compared to Q1 2013. The decrease was mainly due to higher investments in our emerging business areas and Accelerate! and the remeasurement of environmental provisions following changes in discount rates, partly offset by higher IP royalties.

Q1 2014 Quarterly report    5

Financial income and expenses

in millions of euros

	Q1 2013	Q1 2014

Net interest expenses	(74)	(57)
Other	(9)	(12)

	(83)	(69)

Cash balance

in millions of euros

	Q1 2013	Q1 2014

Beginning cash balance	3,834	2,465
Free cash flow	(431)	(345)
Net cash flow from operating activities	(228)	(172)
Net capital expenditures	(203)	(173)
Acquisitions and divestments of businesses	(11)	(18)
Other cash flow from investing activities	(70)	—
Treasury shares transactions	(222)	(107)
Changes in debt/other	16	(199)
Net cash flow discontinued operations	(50)	(69)

Ending balance	3,066	1,727

Cash flows from operating activities

in millions of euros

Financial income and expenses

•	Financial income and expenses amounted to a net expense of EUR 69 million, a decrease of EUR 14 million compared with Q1 2013. This was mainly attributable to lower interest expenses on reduced debt.

Cash balance

•	The Group cash balance decreased during Q1 2014 to EUR 1,727 million, largely due to a free cash outflow of EUR 345 million, which included an outflow of EUR 273 million in the form of a pension contribution related to the de-risking of the Dutch pension plan. The cash balance was also impacted by a EUR 199 million outflow mainly related to debt redemption, and the use of EUR 107 million in treasury shares transactions, primarily for our share buy-back and LTI coverage programs.

•	In Q1 2013, the cash balance decreased to EUR 3,066 million, mainly due to a free cash outflow of EUR 431 million, which included the payment of the EUR 509 million European Commission fine. The cash balance was also impacted by the use of EUR 222 million in treasury shares transactions, primarily for our share buy-back program.

Cash flows from operating activities

•	Operating activities resulted in a cash outflow of EUR 172 million, compared to an outflow of EUR 228 million in Q1 2013. Q1 2013 included the payment of the EUR 509 million European Commission fine. Excluding this impact, lower cash flows from operating activities in Q1 2014 were mainly due to the Dutch pension plan contribution and higher working capital requirements.

6    Q1 2014 Quarterly report

Gross capital expenditures1)

in millions of euros

1)	Capital expenditures on property, plant and equipment only

Inventories

as a % of sales1)

1)	Sales calculated over the preceding 12 months
2)	Excludes inventories of Audio, Video, Multimedia and Accessories business

Net debt and group equity

in billions of euros

Gross capital expenditures

•	Gross capital expenditures on property, plant and equipment were EUR 31 million lower than in Q1 2013, mainly due to lower investments at Lighting and Consumer Lifestyle.

Inventories

•	Inventory value at the end of Q1 2014 was EUR 3.4 billion and amounted to 14.9% of sales.

•	Compared to Q1 2013, inventories as a percentage of sales improved by 0.6 percentage points, mainly driven by reductions at Healthcare.

Net debt and group equity

•	At the end of Q1 2014, Philips had a net debt position of EUR 2.0 billion, compared to EUR 1.5 billion at the end of Q1 2013. During the quarter, the net debt position increased by EUR 554 million, largely due to a free cash outflow of EUR 345 million.

•	Group equity decreased by EUR 202 million in the quarter to EUR 11.0 billion. The decrease was largely a result of our treasury shares transactions and pension plan contributions, partly offset by net income earned during the period.

Q1 2014 Quarterly report    7

Number of employees

in FTEs

1)	Number of employees excludes discontinued operations. Discontinued operations, comprising the Audio, Video, Multimedia and Accessories business, had 1,962 employees at end of Q1 2014 (Q4 2013: 1,992; Q1 2013: 1,970).
2)	Adjusted to reflect a change in employees reported in the Consumer Lifestyle sector.

Employees

•	The number of employees decreased by 3,809 year-on-year, including 705 due to divestments. The decrease was mainly driven by the company’s overhead reduction program and industrial footprint rationalization at Lighting

•	The number of employees decreased by 1,784 compared to Q4 2013, largely due to reductions at Lighting and Healthcare.

8    Q1 2014 Quarterly report

Healthcare

Key data

in millions of euros unless otherwise stated

	Q1 2013	Q1 2014

Sales	2,127	1,966
Sales growth
% nominal	(4)	(8)
% comparable	(1)	(2)
EBITA	222	152
as a % of sales	10.4	7.7
EBIT	176	109
as a % of sales	8.3	5.5
Net operating capital (NOC)	7,888	7,443
Number of employees (FTEs)	37,270	36,506

Sales

in millions of euros

EBITA

Business highlights

•	Philips, as a leading provider of innovative healthcare solutions, and MEDSI, Russia’s largest network of private clinics, have signed a memorandum of understanding for a multi-year partnership that will provide MEDSI hospitals with the latest Philips healthcare equipment and technology, hospital management and consultancy services.

•	Combining market-leading monitoring expertise with its life-saving defibrillator technology, Philips has launched a newly integrated defibrillator and monitor solution, Efficia DFM100, in India and Malaysia. This locally relevant solution was designed to meet the growing needs of the value segment of the healthcare market.

•	To meet the growing demand for digital imaging solutions in growth geographies and expand access to affordable care, Philips has introduced several new imaging innovations, such as the Ingenia CX MRI and the PrimaryDiagnost DR and DuraDiagnost x-ray solutions, which deliver excellent image quality, reliability, ease of use, and efficient workflows.

•	Recognizing Philips’ strength in providing healthcare solutions for the home, Partners HealthCare At Home, a leading Massachusetts home health provider, selected Philips as its telemonitoring partner. This further enhances Philips’ range of innovative home-based clinical programs in the areas of emergency response systems for the elderly and medication dispensing systems.

•	Philips has enabled Box Hill Hospital in Melbourne, Australia, to extend the benefits of patient monitoring from the hospital’s critical care settings to its general wards by installing IntelliSpace Guardian patient monitors and clinical decision support tools, which provide ubiquitous non-intrusive monitoring of patients.

Financial performance

•	Currency-comparable equipment orders showed low-single-digit growth year-on-year. Patient Care & Clinical Informatics recorded double-digit growth. Imaging Systems posted a mid-single-digit decline.

Q1 2014 Quarterly report    9

•	Equipment order intake in North America showed mid-single-digit growth. Growth geographies showed a low-single-digit increase as strong growth in Latin America, Middle East & Turkey and India was partially offset by a decline in China and Russia & Central Asia. Western Europe recorded low-single-digit growth, while other mature geographies showed a double-digit decline.

•	Healthcare comparable sales showed a low-single-digit decline year-on-year. Home Healthcare Solutions posted mid-single-digit growth, while Customer Services and Patient Care & Clinical Informatics achieved low-single-digit growth. Imaging Systems recorded a double-digit decline.

•	Comparable sales showed low-single-digit growth in Western Europe and mid-single-digit growth in other mature geographies, while North America and growth geographies recorded a mid-single-digit decline.

•	EBITA amounted to EUR 152 million, or 7.7% of sales, compared to EUR 222 million, or 10.4% of sales, in Q1 2013.

•	Excluding restructuring and acquisition-related charges, EBITA amounted to EUR 173 million, or 8.8% of sales, compared to EUR 224 million, or 10.5% of sales, in Q1 2013. The decrease was mainly due to lower gross margins and the production suspension in our Cleveland facility.

•	Net operating capital, excluding a negative currency translation effect of EUR 590 million, increased by EUR 145 million. This increase was largely driven by higher working capital.

•	Inventories as a percentage of sales improved by 0.8 percentage points year-on-year.

•	Compared to Q1 2013, the number of employees decreased by 764. This decrease was due to overhead reduction, industrial footprint rationalization and divestments, offset by investments in growth geographies. Compared to Q4 2013, the number of employees decreased by 502, due to overhead reduction and industrial footprint rationalization.

10    Q1 2014 Quarterly report

Miscellaneous

•	Restructuring and acquisition-related charges in Q2 2014 are expected to total approximately EUR 5 million.

•	As announced on January 28, 2014, we voluntarily suspended production at the Cleveland, Ohio facility. We are taking comprehensive measures to raise the efficacy of our quality management system within the Healthcare sector to Philips Excellence standards in close collaboration with industry experts. The business impact on sector EBITA, due to lower sales and extra costs, is now expected to be EUR 60 to 70 million for the year, as we anticipate that the results of mitigation efforts will be offset by currency and market headwinds.

Q1 2014 Quarterly report    11

Consumer Lifestyle*

*	Excluding the Audio, Video, Multimedia and Accessories business

Key data

in millions of euros unless otherwise stated

	Q1 2013		Q1 2014
Sales	1,003		1,016
Sales growth
% nominal	9		1
% comparable	10		7
EBITA	98		108
as a % of sales	9.8		10.6
EBIT	84		96
as a % of sales	8.4		9.4
Net operating capital (NOC)	1,092		1,321
Number of employees (FTEs)	17,095	1)	17,103

1)	Adjusted to reflect a change of reported employees

Sales

in millions of euros

EBITA

Business highlights

•	Continuing the geographical expansion of Philips’ product innovations, the Philips Airfryer is now available in more than 100 countries. Philips is now the world’s number one low-fat fryer brand.

•	Philips in India partnered with MTV to launch a male grooming and beauty campaign, challenging young Indian couples to look their best on Valentine’s Day. The campaign was activated extensively online and in thousands of retail outlets across India.

•	Locally relevant innovations delivered market share growth in China, with strong sales of Philips Air Purifiers, Kitchen Appliances and Philips AVENT feeding solutions designed for Chinese infants. Growth was supported by expanded distribution in online and offline channels, including hundreds of new mother and child care selling points.

•	Through impactful digital and traditional marketing, Philips outpaced the market in Central and Eastern Europe. In the Czech Republic, Philips’ successful “Answer to Every Face” digital male grooming campaign drove sales. In Poland, a dedicated sales force targeting dental professionals contributed to strong growth of Philips Sonicare.

•	Philips’ leadership position in oral healthcare in North America was further strengthened with extended distribution of the latest high-end propositions. Philips also introduced a refreshed Philips Sonicare for Kids range, which was elected the preferred oral healthcare solution by parents who are also dental professionals.

Financial performance

•	Consumer Lifestyle comparable sales increased by 7%. High-single-digit comparable sales growth was seen at Domestic Appliances, while Health & Wellness and Personal Care recorded mid-single-digit growth.

•	Comparable sales showed double-digit growth in growth geographies and low-single-digit growth in mature geographies. Western Europe showed low-single-digit growth, while North America recorded a low-single-digit decline.

•	EBITA amounted to EUR 108 million, or 10.6% of sales, compared to EUR 98 million, or 9.8% of sales, in Q1 2013.

12    Q1 2014 Quarterly report

•	Excluding restructuring and acquisition-related charges, EBITA was EUR 108 million, or 10.6% of sales, compared to EUR 99 million, or 9.9% of sales, in Q1 2013. The improvement of 0.7 percentage points was largely attributable to higher gross margins.

•	EBITA included EUR 4 million of net costs formerly reported in the Audio, Video, Multimedia and Accessories business (Q1 2013: EUR 7 million).

•	Net operating capital, excluding a negative currency translation effect of EUR 65 million, increased by EUR 294 million year-on-year. The increase was largely driven by higher working capital and a reduction in provisions.

•	Inventories as a percentage of sales improved by 0.1 percentage points year-on-year.

•	The number of employees increased by 8 year-on-year, as reductions at Domestic Appliances were offset by increases at Health & Wellness. Compared to Q4 2013, the number of employees decreased by 152, the majority in North America.

Miscellaneous

•	Restructuring and acquisition-related charges in Q2 2014 are expected to total approximately EUR 5 million.

Q1 2014 Quarterly report    13

Lighting

Key data

in millions of euros unless otherwise stated

	Q1 2013	Q1 2014

Sales	1,975	1,892
Sales growth
% nominal	(2)	(4)
% comparable	0	0
EBITA	147	138
as a % of sales	7.4	7.3
EBIT	110	108
as a % of sales	5.6	5.7
Net operating capital (NOC)	4,664	4,484
Number of employees (FTEs)	49,404	45,659

Sales

in millions of euros

EBITA

Business highlights

•	Expanding its geographical footprint, Philips entered into agreements to acquire 51% of General Lighting Company (GLC) in the Kingdom of Saudi Arabia. This company will combine Philips’ expertise in LED technology and global supply base with GLC’s deep local market knowledge and strong commercial capabilities, making it the leading lighting player in the largest economy in the Middle East.

•	Philips launched an LED 40W-equivalent transparent bulb, which is the first to mimic the look and shape of a traditional bulb using an innovative design that gives a filament-like light effect. The bulb offers perfect light distribution and is 85% more energy-efficient than incandescent bulbs.

•	Expanding its leadership in connected lighting for the home, Philips broadened its Philips Hue portfolio. It introduced Philips Hue lux, a bright white light-only version of Philips Hue, as well as the world’s first 3D-printed luminaires and Philips Hue tap, an innovative kinetic wireless switch.

•	To provide quality light that saves energy and costs and to improve the performance of mobile networks in dense urban areas, Philips and Ericsson are partnering to integrate mobile cellular technology into LED street lighting poles.

Financial performance

•	Lighting comparable sales were flat year-on-year. Lumileds and Automotive achieved double-digit growth, while Light Sources & Electronics and Professional Lighting Solutions posted a low-single-digit decline and Consumer Luminaires recorded a high-single-digit decline.

•	Excluding OEM Lumileds sales, comparable sales showed a low-single-digit increase in growth geographies and a low-single-digit decline in mature geographies.

•	LED-based sales grew 37% compared to Q1 2013, and now represent 33% of total Lighting sales, compared to 23% in Q1 2013.

•	EBITA amounted to EUR 138 million, or 7.3% of sales, compared to EUR 147 million, or 7.4% of sales, in Q1 2013.

14    Q1 2014 Quarterly report

•	EBITA, excluding restructuring and acquisition-related charges, was EUR 171 million, or 9.0% of sales, compared to EUR 166 million, or 8.4% of sales, in Q1 2013. The year-on-year EBITA increase was driven by higher gross margins and lower overhead costs.

•	Net operating capital, excluding a negative currency translation effect of EUR 314 million, increased by EUR 134 million year-on-year. The increase was mainly due to an increase in accounts receivable and a decrease in provisions.

•	Inventories as a percentage of sales decreased by 0.4 percentage points year-on-year.

•	Compared to Q1 2013, the number of employees decreased by 3,745, mainly due to rationalization of the industrial footprint. The number of employees decreased by 1,231 compared to Q4 2013.

Miscellaneous

•	Restructuring and acquisition-related charges in Q2 2014 are expected to total approximately EUR 45 million.

Q1 2014 Quarterly report    15

Innovation, Group & Services

Key data

in millions of euros unless otherwise stated

	Q1 2013	Q1 2014

Sales	153	146
Sales growth
% nominal	(4)	(5)
% comparable	(4)	(10)
EBITA of:
Group Innovation	(30)	(47)
IP Royalties	52	69
Group and Regional Costs	(36)	(35)
Accelerate! investments	(29)	(29)
Pensions	(4)	(2)
Service Units and Other	(18)	(40)

EBITA	(65)	(84)
EBIT	(65)	(87)
Net operating capital (NOC)	(3,675)	(2,867)
Number of employees (FTEs)	12,346	13,038

Sales

in millions of euros

EBITA

in millions of euros

Business highlights

•	Philips has been recognized with an impressive total of 47 awards in the 2014 iF design awards’ product category, including an unprecedented four Gold winners: the Sonicare DiamondClean Black Edition, Lifeline GoSafe, Metronomis LED range and DesignLine LED TV.

•	Fast Company named Philips number 2 in their 2014 ‘World’s Top 10 Most Innovative Companies in The Internet Of Things’ category. They also listed Philips as one of the top 50 most innovative companies in the world in 2014.

•	Underlining its commitment to locally relevant innovations, Philips established an Innovation Hub for Africa in Nairobi (Kenya), which will enable the co-creation of new solutions, business models and partnerships to provide meaningful innovations and address key challenges in the continent.

•	With a total number of 1,839 patent applications in 2013, Philips was the number three patent applicant in the world for patents filed at the European Patent Office, highlighting Philips’ commitment to innovation.

•	We have stepped up investments in our emerging business areas, which include, among others, point of care diagnostics, digital pathology and horticulture.

Financial performance

•	Sales decreased from EUR 153 million in Q1 2013 to EUR 146 million in Q1 2014, mainly due to lower Group Innovation income, partly offset by higher IP royalties.

•	EBITA amounted to a net cost of EUR 84 million, compared to a net cost of EUR 65 million in Q1 2013.

•	Excluding restructuring and acquisition-related charges, EBITA was a net cost of EUR 84 million, compared to a net cost of EUR 68 million in Q1 2013. The decrease was mainly due to higher investments in our emerging business areas and Accelerate!, notably in the transformation of our IT landscape, and the remeasurement of environmental provisions following changes in discount rates, partly offset by higher IP royalties.

•	EBITA of Service Units and Other included EUR 13 million of net costs formerly reported in the Audio, Video, Multimedia and Accessories business (Q1 2013: EUR 18 million).

16    Q1 2014 Quarterly report

•	Net operating capital, excluding a positive currency translation effect of EUR 165 million, increased by EUR 643 million year-on-year, mainly due to a decrease in pension liabilities, an increase in the value of currency hedges and a reclassification of real estate assets from the sectors to the Service Units.

•	Compared to Q1 2013, the number of employees increased by 692, primarily driven by an increase in temporary workers in the IT Service Units as well as a shift of employees from the sectors to the Enterprise Information Management Service Unit. The number of employees increased by 101 compared to Q4 2013.

Miscellaneous

•	Restructuring charges are not expected to be material in Q2 2014.

Q1 2014 Quarterly report    17

Additional information on Audio, Video, Multimedia and Accessories business

AVM&A results reconciliation

in millions of euros unless otherwise stated

	Q1 2013	Q1 2014

EBITA	(1)	(11)

Disentanglement costs	(8)	(2)

Former AVM&A net costs allocated to Consumer Lifestyle	7	4
Former AVM&A net costs allocated to IG&S	18	13

EBIT discontinued operations	16	4

Financial income and expenses	—	(2)
Income taxes	(6)	(1)

Net income (loss) of discontinued operations	10	1

Number of employees (FTEs)	1,970	1,962

The Audio, Video, Multimedia and Accessories (AVM&A) business is reported as discontinued operations in the Consolidated statements of income and Consolidated statements of cash flows. As a result, AVM&A sales and EBITA are no longer included in the Consumer Lifestyle and Group results of continuing operations. The applicable assets and liabilities of this business are reported under Assets and Liabilities classified as held for sale in the Consolidated balance sheet.

The AVM&A business operates as a stand-alone entity named WOOX Innovations. Philips is actively discussing the sale of the business with potential buyers.

The net income of discontinued operations attributable to the AVM&A business decreased from EUR 10 million in Q1 2013 to EUR 1 million in Q1 2014, due to lower operational results at WOOX Innovations, partly offset by lower income taxes.

EBITA in Q1 2014 included a net release of restructuring charges of EUR 2 million (Q1 2013: EUR 0 million).

18    Q1 2014 Quarterly report

Forward-looking statements

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to domestic and global economic and business conditions, developments within the euro zone, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in our Annual Report 2013.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A reconciliation of these non-GAAP measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in our Annual Report 2013.

Use of fair-value measurements

In presenting the Philips Group financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in our Annual Report 2013. Independent valuations may have been obtained to support management’s determination of fair values.

All amounts are in millions of euros unless otherwise stated. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2013, unless otherwise stated.

Prior-period financials have been restated for two voluntary accounting policy changes applied as of January 1, 2014. The first voluntary accounting policy change relates to a reclassification of cost by function in the income statement. Company-wide overhead and indirect Business function costs will be brought more in line with the actual activities performed in our markets. This change has no net effect on Income from operations. The second voluntary accounting policy change relates to a change in the presentation in the cash flow statement. Up and until 2013 the cash flows

Q1 2014 Quarterly report    19

related to interest, tax and pensions were presented in a table separate from the primary consolidated statement of cash flows. The presentation change results in the separate presentation of the interest and tax cash flows in cash flow from operating activities. The pension cash flows are separately presented as part of the pension disclosures. The presentation change has no impact on the net cash flows from operating activities nor the total net cash balance as these cash flows previously used to be part of other aggregated sub lines of the primary consolidated statement of cash flows. An overview of the revised full-year 2012 and 2013 figures per quarter will be made available on the Philips website, in the Investor Relations section.

20    Q1 2014 Quarterly report

Philips quarterly statistics

all amounts in millions of euros unless otherwise stated

	2013				2014
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Sales	5,258	5,654	5,618	6,799	5,020
comparable sales growth %	1	3	3	7	0

Gross margin	2,124	2,366	2,370	2,897	2,018
as a % of sales	40.4	41.8	42.2	42.6	40.2

Selling expenses	(1,215)	(1,276)	(1,247)	(1,463)	(1,196)
as a % of sales	(23.1)	(22.6)	(22.2)	(21.5)	(23.8)

G&A expenses	(188)	(208)	(221)	(231)	(177)
as a % of sales	(3.6)	(3.7)	(3.9)	(3.4)	(3.5)

R&D expenses	(434)	(426)	(449)	(468)	(420)
as a % of sales	(8.3)	(7.5)	(8.0)	(6.9)	(8.4)

EBIT	305	509	464	713	226
as a % of sales	5.8	9.0	8.3	10.5	4.5

EBITA	402	603	562	884	314
as a % of sales	7.6	10.7	10.0	13.0	6.3

Net income	162	317	281	412	137

Net income attributable to shareholders	161	317	282	409	138
Net income - shareholders per common share in euros - diluted	0.17	0.35	0.31	0.44	0.15

Q1 2014 Quarterly report    21

Philips quarterly statistics (continued)

all amounts in millions of euros unless otherwise stated

	2013				2014
	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December

Sales	5,258	10,912	16,530	23,329	5,020
comparable sales growth %	1	2	2	3	0

Gross margin	2,124	4,490	6,860	9,757	2,018
as a % of sales	40.4	41.1	41.5	41.8	40.2

Selling expenses	(1,215)	(2,491)	(3,738)	(5,201)	(1,196)
as a % of sales	(23.1)	(22.8)	(22.6)	(22.3)	(23.8)

G&A expenses	(188)	(396)	(617)	(848)	(177)
as a % of sales	(3.6)	(3.6)	(3.7)	(3.6)	(3.5)

R&D expenses	(434)	(860)	(1,309)	(1,777)	(420)
as a % sales	(8.3)	(7.9)	(7.9)	(7.6)	(8.4)

EBIT	305	814	1,278	1,991	226
as a % of sales	5.8	7.5	7.7	8.5	4.5

EBITA	402	1,005	1,567	2,451	314
as a % of sales	7.6	9.2	9.5	10.5	6.3

Net income	162	479	760	1,172	137

Net income attributable to shareholders	161	478	760	1169	138
Net income - shareholders per common share in euros - diluted	0.17	0.52	0.83	1.27	0.15

Net income from continuing operations as a % of shareholders’ equity	5.8	9.0	9.4	10.6	5.8

	period ended 2013				period ended 2014

Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	905,381	913,874	915,095	913,338	913,485
Shareholders’ equity per common share in euros	12.33	11.78	11.93	12.28	12.06

Inventories as a % of sales1)	15.5	15.7	16.5	13.9	14.9
Inventories excluding discontinued operations	3,629	3,696	3,832	3,239	3,448

Net debt : group equity ratio	12:88	16:84	16:84	11:89	15:85

Net operating capital	9,969	10,184	10,249	10,238	10,381

Total employees2)	118,085	117,369	115,858	116,082	114,268
of which discontinued operations	1,970	1,958	1,940	1,992	1,962

1)	sales is calculated over the preceding 12 months
2)	Adjusted to reflect a change of reported employees in 2013 in sector Consumer Lifestyle

22    Q1 2014 Quarterly report

Condensed consolidated statements of income

in millions of euros unless otherwise stated

	January to March
	2013		2014

Sales	5,258		5,020
Cost of sales	(3,134)		(3,002)

Gross margin	2,124		2,018

Selling expenses	(1,215)		(1,196)
General and administrative expenses	(188)		(177)
Research and development expenses	(434)		(420)
Impairment of goodwill	—		(3)
Other business income	26		10
Other business expenses	(8)		(6)

Income from operations	305		226

Financial income	18		16
Financial expenses	(101)		(85)

Income before taxes	222		157

Income tax expense	(69)		(39)

Income after taxes	153		118

Results relating to investments in associates	1		21

Net income from continuing operations	154		139

Discontinued operations - net of income tax	8		(2)

Net income	162		137

Attribution of net income for the period
Net income attributable to shareholders	161		138
Net income attributable to non-controlling interests	1		(1)

Earnings per common share attributable to shareholders
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	909,723	1)	913,990
- diluted	920,624	1)	925,674

Net income attributable to shareholders per common share in euros:
- basic	0.18		0.15
- diluted	0.17		0.15

1)	Adjusted to make 2013 comparable for the elective share dividend premium (273 thousand) issued in June 2013

Q1 2014 Quarterly report    23

Condensed consolidated balance sheets

in millions of euros unless otherwise stated

	March 31,	December 31,	March 30,
	2013	2013	2014

Non-current assets:
Property, plant and equipment	2,971	2,780	2,709
Goodwill	7,028	6,504	6,502
Intangible assets excluding goodwill	3,698	3,262	3,171
Non-current receivables	190	144	148
Investments in associates	176	161	182
Other non-current financial assets	571	496	487
Deferred tax assets	1,931	1,675	1,789
Other non-current assets	78	63	57

Total non-current assets	16,643	15,085	15,045

Current assets:
Inventories	3,631	3,240	3,449
Other current financial assets	1	10	11
Other current assets	431	354	414
Derivative financial assets	142	150	107
Income tax receivable	87	70	70
Receivables	4,278	4,678	4,612
Assets classified as held for sale	447	507	539
Cash and cash equivalents	3,066	2,465	1,727

Total current assets	12,083	11,474	10,929

Total assets	28,726	26,559	25,974

Shareholders’ equity	11,160	11,214	11,015
Non-controlling interests	37	13	10

Group equity	11,197	11,227	11,025

Non-current liabilities:
Long-term debt	3,560	3,309	3,311
Long-term provisions	2,074	1,903	1,876
Deferred tax liabilities	79	76	55
Other non-current liabilities	1,983	1,568	1,503

Total non-current liabilities	7,696	6,856	6,745

Current liabilities:
Short-term debt	1,042	592	406
Derivative financial liabilities	569	368	359
Income tax payable	165	143	121
Accounts and notes payable	2,904	2,462	2,714
Accrued liabilities	2,935	2,830	2,518
Short-term provisions	751	651	644
Liabilities directly associated with assets held for sale	283	348	319
Other current liabilities	1,184	1,082	1,123

Total current liabilities	9,833	8,476	8,204

Total liabilities and group equity	28,726	26,559	25,974

24    Q1 2014 Quarterly report

Condensed consolidated statements of cash flows

in millions of euros

	1st quarter
	2013	2014

Cash flows from operating activities:
Net income (loss)	162	137
Result of discontinued operations - net of income tax	(8)	2
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization, and impairments of fixed assets	305	300
Impairment of goodwill and other non-current financial assets	1	13
Net gain on sale of assets	(4)	(6)
Interest income	(10)	(8)
Interest expense on debt, borrowings and other liabilities	66	51
Income tax expense	69	39
Results relating to investments in associates	(2)	(21)
Increase in working capital:	(397)	(125)
Decrease in receivables and other current assets	128	34
Increase in inventories	(205)	(242)
Increase (decrease) in accounts payable, accrued and other liabilities	(320)	83
Increase in non-current receivables, other assets and other liabilities	(36)	(371)
Decrease in provisions	(98)	(18)
Other items	(40)	23
Interest paid	(102)	(89)
Interest received	9	8
Income taxes paid	(143)	(107)

Net cash used for operating activities	(228)	(172)

Cash flows from investing activities:
Net capital expenditures	(203)	(173)
Purchase of intangible assets	(2)	(11)
Expenditures on development assets	(80)	(74)
Capital expenditures on property, plant and equipment	(124)	(93)
Proceeds from sale of property, plant and equipment	3	5
Cash from (to) derivatives and current financial assets	(72)	2
Purchase of other non-current financial assets	—	(4)
Proceeds from other non-current financial assets	2	2
Purchase of businesses, net of cash acquired	(10)	(17)
Net proceeds from sale of interests in businesses	(1)	(1)

Net cash used for investing activities	(284)	(191)

Cash flows from financing activities:
Proceeds from issuance (payments) of short-term debt	(19)	78
Principal payments on long-term debt	(22)	(273)
Proceeds from issuance of long-term debt	17	14
Treasury shares transactions	(222)	(107)

Net cash used for financing activities	(246)	(288)

Net cash used for continuing operations	(758)	(651)

Q1 2014 Quarterly report    25

	1st quarter
	2013	2014

Cash flows from discontinued operations:
Net cash used for operating activities	(50)	(69)

Net cash used for discontinued operations	(50)	(69)

Net cash used for continuing and discontinued operations	(808)	(720)

Effect of change in exchange rates on cash and cash equivalents	40	(18)
Cash and cash equivalents at the beginning of the period	3,834	2,465

Cash and cash equivalents at the end of the period	3,066	1,727

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

26    Q1 2014 Quarterly report

Condensed consolidated statement of changes in equity

in millions of euros

	common shares	capital in excess of par value	retained earnings	revaluation reserve	currency translation differences	available -for-sale financial assets	cash flow hedges	treasury shares at cost	total share- holders’ equity	non- controlling interests	total equity

January-March 2014

Balance as of December 31, 2013	188	1,796	10,415	23	(569)	55	24	(718)	11,214	13	11,227

Net income			138						138	(1)	137
Other comprehensive income, net of tax			(211)	(2)	(16)	(2)	(9)		(240)		(240)

Total comprehensive income			(73)	(2)	(16)	(2)	(9)		(102)	(1)	(103)

Movement non-controlling interest			—						—	(2)	(2)
Purchase of treasury shares								(178)	(178)		(178)
Re-issuance of treasury shares		(99)	(46)					209	64		64
Share-based compensation plans		19							19		19
Income tax share-based compensation plans		(2)							(2)		(2)

Total other equity movements		(82)	(46)					31	(97)	(2)	(99)

Balance as of March 30, 2014	188	1,714	10,296	21	(585)	53	15	(687)	11,015	10	11,025

Q1 2014 Quarterly report    27

Sectors

in millions of euros unless otherwise stated

Sales and income from operations

		January to March
	2013			2014
	sales	income from operations		sales	income from operations
		as a % of sales			as a % of sales

Healthcare	2,127	176	8.3	1,966	109	5.5
Consumer Lifestyle	1,003	84	8.4	1,016	96	9.4
Lighting	1,975	110	5.6	1,892	108	5.7
Innovation, Group & Services	153	(65)	—	146	(87)	—

Philips Group	5,258	305	5.8	5,020	226	4.5

28    Q1 2014 Quarterly report

Sectors and main countries

in millions of euros

Sales, total assets and total liabilities excluding debt

	sales		total assets		total liabilities excluding debt
	January to March		March 31,	March 30,	March 31,	March 30,
	2013	2014	2013	2014	2013	2014

Healthcare	2,127	1,966	11,371	10,512	3,395	2,983
Consumer Lifestyle	1,003	1,016	2,837	2,830	1,745	1,509
Lighting	1,975	1,892	7,163	6,719	2,478	2,215
Innovation, Group & Services	153	146	6,908	5,374	3,530	4,206

			28,279	25,435	11,148	10,913
Assets and liabilities classified as held for sale			447	539	283	319

Philips Group	5,258	5,020	28,726	25,974	11,431	11,232

Sales and tangible and intangible assets

	sales		tangible and intangible assets1)
	January to March		March 31,	March 30,
	2013	2014	2013	2014

Netherlands	146	138	874	895
United States	1,506	1,404	8,135	7,305
China	607	639	1,141	1,043
Germany	310	306	274	285
Japan	307	270	495	410
France	213	198	88	77
United Kingdom	170	162	578	569
Other countries	1,999	1,903	2,112	1,798

Philips Group	5,258	5,020	13,697	12,382

1)	Includes property, plant and equipment, goodwill, and intangible assets excluding goodwill

Q1 2014 Quarterly report    29

Pension costs and cash flows

in millions of euros

Specification of pension costs

	January to March
	2013			2014
	Netherlands	other	total	Netherlands	other	total

Defined-benefit plans

Pensions
Current service cost	48	20	68	45	18	63
Interest expense	—	16	16	—	14	14
Interest income	(1)	—	(1)	(4)	—	(4)

Total	47	36	83	41	32	73
of which discontinued operations	1	—	1	—	—	—

Retiree Medical
Current service cost	—	1	1	—	—	—
Interest expense	—	3	3	—	3	3

Total	—	4	4	—	3	3

Defined-contribution plans
Cost	2	40	42	2	37	39

Pension cash flows

	1st quarter
	2013	2014

Contributions and benefits paid by the Company	(198)	(478)

30    Q1 2014 Quarterly report

Reconciliation of non-GAAP performance measures

in millions of euros unless otherwise stated

Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable IFRS performance measure is made.

Sales growth composition

in %

	January to March
	comparable growth	currency effects	consolidation changes	nominal growth

2014 versus 2013
Healthcare	(2.1)	(5.0)	(0.5)	(7.6)
Consumer Lifestyle	6.5	(5.2)	0.0	1.3
Lighting	0.4	(4.6)	0.0	(4.2)
Innovation, Group & Services	(10.4)	(0.5)	6.3	(4.6)

Philips Group	0.2	(4.7)	0.0	(4.5)

EBITA (or Adjusted income from operations) to Income from operations (or EBIT)

	January to March
	Income from operations (or EBIT)	Amortization of intangibles	Impairment of goodwill	EBITA (or Adjusted income from operations)

2014
Healthcare	109	(42)	(1)	152
Consumer Lifestyle	96	(12)	—	108
Lighting	108	(28)	(2)	138
Innovation, Group & Services	(87)	(3)	—	(84)

Philips Group	226	(85)	(3)	314

2013
Healthcare	176	(46)	—	222
Consumer Lifestyle	84	(14)	—	98
Lighting	110	(37)	—	147
Innovation, Group & Services	(65)	—	—	(65)

Philips Group	305	(97)	—	402

1)	Excluding amortization of software and product development

Q1 2014 Quarterly report    31

Reconciliation of non-GAAP performance measures (continued)

in millions of euros

Net operating capital to total assets

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	IG&S

March 30, 2014
Net operating capital (NOC)	10,381	7,443	1,321	4,484	(2,867)
Exclude liabilities comprised in NOC:
- payables/liabilities	8,338	2,551	1,251	1,671	2,865
- intercompany accounts	—	137	72	101	(310)
- provisions	2,520	295	186	443	1,596
Include assets not comprised in NOC:
- investments in associates	182	86	—	20	76
- other current financial assets	11	—	—	—	11
- other non-current financial assets	487	—	—	—	487
- deferred tax assets	1,789	—	—	—	1,789
- cash and cash equivalents	1,727	—	—	—	1,727

	25,435	10,512	2,830	6,719	5,374
Assets classified as held for sale	539

Total assets	25,974

March 31, 2013
Net operating capital (NOC)	9,969	7,888	1,092	4,664	(3,675)
Exclude liabilities comprised in NOC:
- payables/liabilities	9,740	2,916	1,424	1,780	3,620
- intercompany accounts	—	149	79	144	(372)
- provisions	2,825	330	242	554	1,699
Include assets not comprised in NOC:
- investments in associates	176	88	—	21	67
- other current financial assets	1	—	—	—	1
- other non-current financial assets	571	—	—	—	571
- deferred tax assets	1,931	—	—	—	1,931
- cash and cash equivalents	3,066	—	—	—	3,066

	28,279	11,371	2,837	7,163	6,908
Assets classified as held for sale	447

Total assets	28,726

32    Q1 2014 Quarterly report

Reconciliation of non-GAAP performance measures (continued)

in millions of euros

Composition of net debt to group equity

	March 31, 2013	March 30, 2014

Long-term debt	3,560	3,311
Short-term debt	1,042	406

Total debt	4,602	3,717
Cash and cash equivalents	3,066	1,727

Net debt (total debt less cash and cash equivalents)	1,536	1,990

Shareholders’ equity	11,160	11,015
Non-controlling interests	37	10

Group equity	11,197	11,025

Net debt and group equity	12,733	13,015

Net debt divided by net debt and group equity (in %)	12	15
Group equity divided by net debt and group equity (in %)	88	85

Composition of cash flows

	1st quarter
	2013	2014

Cash flows used for operating activities	(228)	(172)
Cash flows used for investing activities	(284)	(191)

Cash flows before financing activities	(512)	(363)

Cash flows used for operating activities	(228)	(172)
Net capital expenditures:	(203)	(173)
Purchase of intangible assets	(2)	(11)
Expenditures on development assets	(80)	(74)
Capital expenditures on property, plant and equipment	(124)	(93)
Proceeds from sale of property, plant and equipment	3	5

Free cash flows	(431)	(345)

Q1 2014 Quarterly report    33

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